May 20, 2005 To: All Applicable Commissions & Exchanges Dear Sirs: Subject: Response Biomedical Corp. (the “Corporation”)
Investor Services
	3rd Floor, 510 Burrard Street	Inc.
Vancouver, BC
V6C 3B9
	www.computershare.com	Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

We confirm that the following materials were sent by pre-paid mail on May 19th, 2005 to the registered holders and non-objecting beneficial owners of Common Shares of the Corporation:

1.	Notice of Annual and Special General Meeting of
2.	Information Circular
3.	Proxy (to registered holders only)
4.	Voting Instruction Form (to NOBO holders only)
5.	Supplemental Mailing List Return Card
6.	2004 Annual Report / Management Discussion and Analysis Consolidated Financial Statements for the years ended December 31, 2004, 2003, and 2002
7.	Return Envelope

We further confirm that copies of the above-mentioned materials (other than Voting Instruction Form) were sent by courier on May 19th, 2005 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Objecting Beneficial Owners of Securities of a Reporting Issuer.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”
Mailing Specialist
Stock Transfer, Client Services
Telephone:           604.661.9400 (ext 4504)
Fax:                        604.661.9401